Exhibit 99.1

NEWS RELEASE
Trading Symbol:	TSX/NYSE AMERICAN: SVM

SILVERCORP PROVIDES STATUS UPDATE ON OPERATIONS

VANCOUVER, British Columbia – February 18, 2020 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) reports that its Ying and GC mines have been approved by their respective local municipal governments on February 17, 2020 to resume operations. Workers are returning to the mine sites to restart work.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca